# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Soho House & Co Inc., CIK 0001846510
CUSIP: 586001109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Date of event which requires filing of this statement: 01/29/2026
Filed by CIK 0002108921
Persons authorized to receive notices and communications: Gjorgi Popstefanov, Momentum Holdings Group, LLC, 2601 Olive Street, Suite 1900, Dallas, Texas (TX), 75201, (817) 420-9970; Brad Schwartzberg, Esq., Davis & Gilbert LLP, 1675 Broadway, New York, New York (NY), 10019, (212) 468-4800; Marc Rogers, Esq., Davis & Gilbert LLP, 1675 Broadway, New York, New York (NY), 10019, (212) 468-4800

## Reporting persons
- MOMENTUM SOLUTIONS II, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 11,111,111; sole dispositive power 0; shared dispositive power 11,111,111; aggregate amount beneficially owned 11,111,111 (6% of the class)
- MOMENTUM OPERATING, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,111,111; sole dispositive power 0; shared dispositive power 11,111,111; aggregate amount beneficially owned 11,111,111 (6% of the class)
- MOMENTUM PLATFORM LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,111,111; sole dispositive power 0; shared dispositive power 11,111,111; aggregate amount beneficially owned 11,111,111 (6% of the class)
- MOMENTUM HOLDINGS GROUP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,111,111; sole dispositive power 0; shared dispositive power 11,111,111; aggregate amount beneficially owned 11,111,111 (6% of the class)
- GJORGI POPSTEFANOV (CIK 0002108921): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,111,111; sole dispositive power 0; shared dispositive power 11,111,111; aggregate amount beneficially owned 11,111,111 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Soho House & Co Inc.
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Comment: The title of the class of equity securities to which this statement relates is Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of SoHo House & Co, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 180 Strand, London, United Kingdom WC2R 1EA.

## Item 2. Identity and Background
Name of person filing:
1) Momentum Solutions II, LLC ("Solutions")
2) Momentum Operating, LLC ("Operating")
3) Momentum Platform LLC ("Platform")
4) Momentum Holdings Group, LLC ("Holdings")
5) Gjorgi Popstefanov ("Popstefanov)
Residence or business address: The address of the principal office of each of the Reporting Persons is 2601 Olive Street, Suite 1900, Dallas, Texas 75201.
Present principal occupation or employment: The Reporting Persons are in the business of providing marketing services and related technology solutions.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the executive officers or directors of Solutions, Operating, Platform or Holdings, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the executive officers or directors of Solutions, Operating, Platform or Holdings, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of Solutions, Operating, Platform and Holdings are set forth on Annex A hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 29, 2026, pursuant to a subscription agreement between Solutions and the Issuer, Solutions purchased 11,111,111 shares of Common Stock, par value $0.01 per share (the "MergerSub Shares"), of EH MergerSub Inc., a Delaware corporation ("MergerSub"). Solutions used a combination of available cash on hand and funds drawn on its pre-existing general purpose senior secured credit facility provided by a syndicate of commercial banks to fund the purchase of the MergerSub Shares. All of the assets of Solutions, including, without limitation, the Class A Common Stock into which the MergerSub Shares were converted, serve as collateral under such credit facility.

Also on January 29, 2026, immediately following Solutions' purchase of the MergerSub Shares, and pursuant to the terms of that certain Agreement and Plan of Merger, dated August 15, 2025 (the "Merger Agreement"), by and among the Issuer, EH Parent LLC, a Delaware limited liability company ("Parent"), and MergerSub (MergerSub, together with Parent, the "Buyer Parties"), MergerSub merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger. As a result of the Merger, the MergerSub Shares were converted one a one-for-one basis into shares of Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities described in Item 3 above for investment purposes.

Consistent with the investment purposes noted above, and subject to the limitations set forth in the Voting Agreement (as defined below), the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer (the "Board"), other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the Voting Agreement, Solutions has the right to appoint one member of the Board. Solutions designated Popstefanov to become a member of the Board effective as of the closing of the Merger (the "Closing").

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors (including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the relevant securities, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions), and subject to the limitations set forth in the Voting Agreement, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Class A Common Stock or other financial instruments of or related to the Issuer or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Solutions is deemed to beneficially own an aggregate of 11,111,111 shares of Class A Common Stock, par value $0.01 per share, of the Issuer (the "Shares"). The Shares represent approximately 6.0% of the Issuer's outstanding Common Stock, based on the sum of (i) 44,106,860 shares of Class A Common Stock outstanding following the Closing, and (ii) 140,207,493 shares of Class B Common Stock outstanding following the Closing, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act (such outstanding amounts are as provided by the Issuer). Operating owns 100% of Solutions, Platform owns 100% of Operating, Holdings owns 100% of Platform and Popstefanov owns 100% of Holdings. Consequently, each of Operating, Platform, Holdings and Popstefanov may be deemed to have beneficial ownership of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Solutions, Operating, Platform, Holdings and Popstefanov may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.
Transactions in the class effected during the past sixty days: See Items 3 and 6.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Equity Commitment Letter

On January 26, 2026, Solutions entered into an equity commitment letter (the "ECL") with MergerSub pursuant to which Momentum committed to fund $99,999,999 to MergerSub in connection with the Merger to purchase the MergerSub Shares at a price per share of $9.00. The ECL set forth the commitment of Solutions to subscribe for the MergerSub Shares and to enter into the Voting Agreement and the Consulting Agreement (as defined below), and contained a number of conditions to Solutions' obligation to fund the subscription, including that the Issuer and certain of its principal post-Merger stockholders sign the Voting Agreement and that the Issuer sign the Consulting Agreement, as well as the satisfaction or waiver of the conditions to the consummation of the Merger.

Subscription Agreement

On January 29, 2026, Solutions entered into a subscription agreement (the "Subscription Agreement") with MergerSub pursuant to which Solutions purchased 11,111,111 MergerSub Shares at a price per share of $9.00. The Subscription Agreement contained customary representations and warranties of Solutions and MergerSub.

Voting Agreement

Concurrently with the Closing, Solutions entered into a voting agreement (the "Voting Agreement") with the Issuer and the other post-Closing stockholders of the Issuer, consisting of (1) certain equity investors that purchased shares of Merger Sub's common stock, par value $0.01 per share, at or prior to the Effective Time, to fund a portion of the consideration payable to the Issuer's stockholders in connection with the Merger and (2) certain of the Issuer's existing stockholders who entered into Rollover and Support Agreements, pursuant to which certain of their shares of the Issuer's common stock and equity awards were designated to remain outstanding following the Merger. The Voting Agreement governs the rights and obligations of the post-Closing stockholders with respect to their equity investments in the Issuer following the Merger. The Voting Agreement gives Solutions the right to designate a member of the Board for so long as Solutions and its permitted transferees retain at least 5,555,555 of the Shares (as adjusted for stock splits, stock dividends and similar events).

Consulting Agreement

Concurrently with the purchase of the Shares by Solutions and the Closing of the Merger, Momentum Worldwide Ventures, LLC, a Texas limited liability company and affiliate of the Reporting Persons ("Ventures"), entered into a consulting agreement (the "Consulting Agreement") with the Issuer. Pursuant to the Consulting Agreement, Ventures agreed to serve as a consultant to the Issuer and its affiliates commencing on February 1, 2026, and continuing for an initial term of three years, unless earlier terminated as set forth therein, including on the date that Solutions and its affiliates are no longer entitled to appoint a member of the Board pursuant to the Voting Agreement. Pursuant to the Consulting Agreement, the Issuer shall pay (or cause an affiliate to pay) to Ventures an aggregate consulting fee of $10,000 per month.

The foregoing description of the Equity Commitment Letter, the Subscription Agreement, the Voting Agreement and the Consulting Agreement (collectively, the "Agreements"), and the transactions they contemplate, does not purport to be complete, and is qualified in its entirety by reference to the copies of the Agreements, which are filed as exhibits hereto and are incorporated by reference herein. The representations, warranties and covenants contained in the Agreements were made only for purposes of each particular agreement and as of specific dates; were solely for the benefit of the parties to the Agreements; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. You should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer or the Reporting Persons or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreements, which subsequent information may or may not be fully reflected in public disclosures. Accordingly, you should read the representations and warranties in the Agreements not in isolation but only in conjunction with the other information about the Issuer or the Reporting Persons that the respective companies include in reports, statements and other filings such parties make with the Securities and Exchange Commission.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement among the Reporting Persons, dated as of February 5, 2026.

2. Equity Commitment Letter, dated as of January 26, 2026 (incorporated by reference to Exhibit 16(d)(vii) of the Schedule 13E3/A filed by the Issuer on January 29, 2026).

3. Subscription Agreement, dated as of January 29, 2026.

4. Voting Agreement, dated as of January 29, 2026, by and between the Issuer and its post-Closing stockholders (incorporated by reference to Exhibit 16(d)(xi) of the Schedule 13E3/A filed by the Issuer on January 29, 2026).

5. Consulting Agreement, by and between the Issuer and Momentum Worldwide Ventures, LLC, dated as of January 29, 2026.

## Signatures
- MOMENTUM SOLUTIONS II, LLC: /s/ Gjorgi Popstefanov, Gjorgi Popstefanov, Chief Executive Officer, President and Secretary (02/05/2026)
- MOMENTUM OPERATING, LLC: /s/ Gjorgi Popstefanov, Gjorgi Popstefanov, Chief Executive Officer, President and Secretary (02/05/2026)
- MOMENTUM PLATFORM LLC: /s/ Gjorgi Popstefanov, Gjorgi Popstefanov, Chief Executive Officer, President and Secretary (02/05/2026)
- MOMENTUM HOLDINGS GROUP, LLC: /s/ Gjorgi Popstefanov, Gjorgi Popstefanov, Chief Executive Officer, President and Secretary (02/05/2026)
- GJORGI POPSTEFANOV: /s/ Gjorgi Popstefanov, Gjorgi Popstefanov (02/05/2026)